As filed with the Securities and Exchange Commission on August 21, 2003
                                                     REGISTRATION NO. 333-
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                VCA ANTECH, INC.
               (Exact Name of Registrant as Specified in Charter)


            DELAWARE                                           95-4097995
  (State or Other Jurisdiction of                            (I.R.S. Employer
   Incorporation or Organization)                         Identification Number)


                          12401 West Olympic Boulevard
                       Los Angeles, California 90064-1022
                                 (310) 571-6500
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                 Robert L. Antin
                      Chief Executive Officer and President
                          12401 West Olympic Boulevard
                       Los Angeles, California 90064-1022
                                 (310) 571-6500
       (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent for Service)
                         ------------------------------
                                   COPIES TO:
                              JULIE M. KAUFER, ESQ.
                            MICHAEL W. EVERETT, ESQ.
                       Akin Gump Strauss Hauer & Feld LLP
                       2029 Century Park East, Suite 2400
                          Los Angeles, California 90067
                                 (310) 229-1000
                                   -----------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                                   -----------

     If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

     If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or retirement plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
        --------------------- ---------------- ----------------- ----------------- ----------------
                                                   PROPOSED
         TITLE OF EACH CLASS                        MAXIMUM          PROPOSED           AMOUNT OF
           OF SECURITIES       AMOUNT TO BE    AGGREGATE PRICE   MAXIMUM AGGREGATE    REGISTRATION
          TO BE REGISTERED    REGISTERED (1)       PER UNIT      OFFERING PRICE (2)     FEE (3)
        --------------------- ---------------- ----------------- ----------------- ----------------
        Common Stock, par
         value $0.001 per        188,315
              share              shares           $ 21.375         $ 4,025,233.13     $ 325.64
        --------------------- ---------------- ----------------- ----------------- ----------------

------------
(1) In the event of a stock split, stock dividend, or similar transaction involving the registrant's common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(2) This registration statement relates to the resale by the selling stockholders named in the accompanying prospectus of the shares of common stock, par value $0.001 per share, of the registrant that were issued by the registrant on September 20, 2000, as further described in the accompanying prospectus.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high ($22.00) and low ($20.75) prices of the common stock on The Nasdaq National Market on August 19, 2003.



                      ------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 21, 2003

                                 188,315 Shares


                                VCA ANTECH, INC.

                                  Common Stock
                                 ---------------

     This prospectus relates to the resale of up to 188,315 shares of common stock previously issued by VCA Antech, Inc. to the selling stockholders named in this prospectus.

     We are registering these shares for resale by the selling stockholders. The selling stockholders may offer for resale the shares covered by this prospectus from time to time directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution."

     We will not receive any proceeds from the resale of our common stock by the selling stockholders.

     Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "WOOF." The last reported sale price of our common stock on August 20, 2003 was $22.00 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 TO READ ABOUT THE FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                        Prospectus dated August 21, 2003.

                                TABLE OF CONTENTS



         Prospectus Summary................................. 1
         Risk Factors....................................... 2
         Cautionary Note Regarding Forward-Looking
          Statements ....................................... 8
         Incorporation of Certain Documents by Reference ... 9
         Where You Can Find More Information ............... 9
         Use of Proceeds....................................11
         Selling Stockholders...............................11
         Plan of Distribution...............................12
         Legal Matters......................................13
         Experts............................................13

                               PROSPECTUS SUMMARY

     WE MAY AMEND OR SUPPLEMENT THIS PROSPECTUS FROM TIME TO TIME BY FILING AMENDMENTS OR SUPPLEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. TO UNDERSTAND THE TERMS OF THE SECURITIES OFFERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS. YOU ALSO SHOULD READ THE DOCUMENTS REFERRED TO UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION" BELOW FOR INFORMATION ABOUT US AND OUR FINANCIAL STATEMENTS.

                                VCA ANTECH, INC.

OUR BUSINESS

     We are a leading animal health care services company and operate the largest networks of veterinary diagnostic laboratories and free-standing, full-service animal hospitals in the United States. Our network of veterinary diagnostic laboratories provides sophisticated testing and consulting services used by veterinarians in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals. Our animal hospitals offer a full range of general medical and surgical services for companion animals. We treat diseases and injuries, offer pharmaceutical products and perform a variety of pet wellness programs, including routine vaccinations, health examinations, diagnostic testing, spaying, neutering and dental care.

     DIAGNOSTIC LABORATORIES

     We operate the only full-service, veterinary diagnostic laboratory network serving all 50 states. Our state-of-the-art, automated diagnostic laboratories service a diverse client base of approximately 14,000 animal hospitals, and non-affiliated animal hospitals generated approximately 94% of our laboratory revenue in 2002. We support our laboratories with what we believe is the industry's largest transportation network, which picks up an average of 20,000 to 25,000 requisitions daily. In 2002, we derived approximately 70% of our laboratory revenue from our clients in major metropolitan areas, where we offer twice-a-day pick-up service and same-day results. Outside of these areas, we typically provide test results to veterinarians before 8:00 a.m. the following day.

     Our diagnostic spectrum includes over 300 different tests in the areas of chemistry, pathology, endocrinology, hematology and microbiology, as well as tests specific to particular diseases. In 2002, we handled approximately 7.3 million requisitions and performed approximately 20.5 million tests. Although modified to address the particular requirements of the species tested, the tests performed in our veterinary laboratories are similar to those performed in human clinical laboratories and utilize similar laboratory equipment and technologies.

     ANIMAL HOSPITALS

     At June 30, 2003, we operated 238 animal hospitals in 34 states that were supported by over 770 veterinarians. In addition to general medical and surgical services, we offer specialized treatments for companion animals, including advanced diagnostic services, internal medicine, oncology, ophthalmology, dermatology and cardiology. We also provide pharmaceutical products for use in the delivery of treatments by our veterinarians and pet owners. Our facilities typically are located in high-traffic, densely populated areas and have an established reputation in the community with a stable client base. Our growth strategy for our animal hospital business involves the acquisition of high quality practices whose value we believe we can increase by the services and operating efficiencies we can provide. We contemplate the acquisition of 15 to 25 animal hospitals per year.

     Our principal offices are located at 12401 West Olympic Boulevard, Los Angeles, California 90064. Our telephone number is (310) 571-6500.

                                ----------------

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND OTHER INFORMATION INCLUDED IN THIS PROSPECTUS IN EVALUATING US AND OUR BUSINESS. IF ANY OF THE EVENTS DESCRIBED BELOW OCCUR, OUR BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED IN A MATERIAL WAY. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, PERHAPS SIGNIFICANTLY.

     IF WE ARE UNABLE TO EFFECTIVELY EXECUTE OUR GROWTH STRATEGY, WE MAY NOT ACHIEVE OUR DESIRED ECONOMIES OF SCALE AND OUR MARGINS AND PROFITABILITY MAY DECLINE.

     Our success depends in part on our ability to build on our position as a leading animal health care services company through a balanced program of internal growth initiatives and selective acquisitions of established animal hospitals and laboratories. If we cannot implement or effectively execute these initiatives and acquisitions, our results of operations will be adversely affected. Even if we effectively implement our growth strategy, we may not achieve the economies of scale that we have experienced in the past or that we anticipate having in the future. Our internal growth rate may decline and could become negative. Our laboratory internal revenue growth has fluctuated between 12.5% and 14.1% for each fiscal year from 2000 through 2002. Similarly, our animal hospital adjusted same-facility revenue growth rate has fluctuated between 3.6% and 7.0% over the same fiscal years. Our internal growth may continue to fluctuate and may be below our historical rates. Any reductions in the rate of our internal growth may cause our revenues and margins to decrease. Our historical growth rates and margins are not necessarily indicative of future results.

     Demand for certain over the counter products could decline as their product life cycle matures and the products become available in more retail-oriented locations. Certain of these products are replaced and are distributed through veterinary hospitals only. This cycle and the replacement of existing products could affect veterinary visits. Demand for vaccinations may also be impacted in the future as protocols for vaccinations change. Vaccinations have been recommended by some in the profession to be given less frequently. This may result in fewer visits and potentially less revenue. Vaccine protocols for our company are established by our veterinarians who use their independent professional judgment. Some of our veterinarians have changed their protocols and others may change their protocol in light of recent literature.

     OUR BUSINESS AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY.

     Since January 1, 1996, we have experienced rapid growth and expansion. Our failure to manage our growth effectively may increase our costs of operations and hinder our ability to execute our business strategy. Our rapid growth has placed, and will continue to place, a significant strain on our management and operational systems and resources. At January 1, 1996, we operated 59 animal hospitals, operated laboratories servicing approximately 9,000 customers in 27 states and had approximately 1,150 full-time equivalent employees. At June 30, 2003, we operated 238 animal hospitals, operated laboratories servicing approximately 14,000 customers in all 50 states and had approximately 4,000 full-time equivalent employees. If our business continues to grow, we will need to improve and enhance our overall financial and managerial controls, reporting systems and procedures, and expand, train and manage our workforce in order to maintain control of expense and achieve desirable economies of scale. We also will need to increase the capacity of our current systems to meet additional demands.

     DUE TO THE FIXED COST NATURE OF OUR BUSINESS, FLUCTUATIONS IN OUR REVENUE COULD ADVERSELY AFFECT OUR OPERATING INCOME.

     Approximately 57.2% of our expense, particularly rent and personnel costs, are fixed costs and are based in part on expectations of revenue. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in our revenue. Accordingly, shortfalls in revenue may adversely affect our operating income.

     DIFFICULTIES INTEGRATING NEW ACQUISITIONS MAY IMPOSE SUBSTANTIAL COSTS AND CAUSE OTHER PROBLEMS FOR US.

     Our success depends on our ability to timely and cost-effectively acquire, and integrate into our business, additional animal hospitals and laboratories. Any difficulties in the integration process may result in increased expense, loss of customers and a decline in profitability. We expect to acquire 15 to 25 animal hospitals per year, however, based on the opportunity, the number could be higher. Historically we have experienced delays and increased costs in integrating some hospitals primarily where we acquire a large number of hospitals in a single region at or about the same time. In these cases, our field management may spend a predominant amount of time integrating these new hospitals and less time managing our existing hospitals in those regions. During these periods, there may be less attention directed to marketing efforts or staffing issues. In these circumstances, we also have experienced delays in converting the systems of acquired hospitals into our systems, which results in increased payroll expense to collect our results and delays in reporting our results, both for a particular region and on a consolidated basis. These factors have resulted in decreased revenue, increased costs and lower margins. We continue to face risks in connection with our acquisitions including:

     o    negative effects on our operating results;

     o    impairments of goodwill and other intangible assets;

     o dependence on retention, hiring and training of key personnel, including specialists; and

     o contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, an acquired business.

     The process of integration may require a disproportionate amount of the time and attention of our management, which may distract management's attention from its day-to-day responsibilities. In addition, any interruption or deterioration in service resulting from an acquisition may result in a customer's decision to stop using us. For these reasons, we may not realize the anticipated benefits of an acquisition, either at all or in a timely manner. If that happens and we incur significant costs, it could have a material adverse impact on our business.

     THE CARRYING VALUE OF OUR GOODWILL COULD BE SUBJECT TO IMPAIRMENT
WRITE-DOWN.

     At June 30, 2003, our balance sheet reflected $363.2 million of goodwill, which is a substantial portion of our total assets of $545.3 million at that date. We expect that the aggregate amount of goodwill on our balance sheet will increase as a result of future acquisitions. We continually evaluate whether events or circumstances have occurred that suggest that the fair market value of each of our reporting units is below their carrying values. If we determine that the fair market value of one of our reporting units is less than its carrying value, this may result in an impairment write-down of the goodwill for that reporting unit. The impairment write-down would be reflected as expense and could have a material adverse effect on our results of operations during the period in which we recognize the expense. In 2002, we concluded that the fair value of our reporting units exceeded their carrying value and accordingly, as of that date, our net goodwill was fairly stated in our financial statements and there are currently no impairment issues. However, in the future we may incur impairment charges related to the goodwill already recorded or arising out of future acquisitions.

     WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR DEBT AND EXPAND OUR BUSINESS AS PLANNED.

     We have, and will continue to have, a substantial amount of debt. Our substantial amount of debt requires us to dedicate a significant portion of our cash flow from operations to pay down our indebtedness and related interest, thereby reducing the funds available to use for working capital, capital expenditures, acquisitions and general corporate purposes.

     At August 20, 2003, our debt, excluding unamortized discount, consisted primarily of:

     o $146.4 million in principal amount outstanding under our senior credit facility;

     o $170.0 million in principal amount outstanding under our 9.875% senior subordinated notes; and

     o    $2.0 million in principal amount outstanding under our other debt.

     The following table sets forth the scheduled principal and interest payments that are due on our debt for each of the periods indicated (in thousands):

                                                      PAYMENTS DUE BY PERIOD
                                 ----------   ---------  ------------ ----------     ----------
                                              Less than                              More than
                                   Total      1 year (1)  1-3 years   3-5 years       5 years
                                 ----------   ---------  ------------ ----------     ----------
Long-term debt.............      $ 318,027     $ 1,050    $  3,831    $  90,020      $ 223,126
Fixed interest.............        110,701       8,637      34,520       33,945         33,599
Variable interest..........         43,365       3,295      19,492       18,454          2,124
Capital lease obligations..            426         144         281            1             -
Swap agreements............         (2,587)       (498)     (2,089)           -             -
                                 ----------   ---------  ------------ ----------     ----------
                                 $ 469,932    $ 12,628    $ 56,035    $ 142,420      $ 258,849
                                 ==========   =========  ============ ==========     ==========

-------------
     (1)  Consists of the period August 20, 2003 through December 31, 2003.




     We have both fixed-rate and variable-rate debt. The interest payments on our variable-rate debt are based on a variable-rate component plus a fixed 3.0%. Including the fixed 3.0%, we estimate that the total interest rate on our variable-rate debt will be 6.6%, 7.0%, 7.5%, 8.0%, 8.5% and 8.5% for years 2003 through 2008, respectively. Our consolidated financial statements included in our 2002 Annual Report on Form 10-K discuss these variable-rate notes in more detail.

     We entered into the following no-fee swap agreements, which swap monthly variable LIBOR for the fixed rates indicated below:

                                    SWAP #1            SWAP #2            SWAP #3
                                 -------------     ---------------     ---------------
Fixed interest rate............      2.22%              1.72%              1.51%
Notional amount................  $40.0.million      $20.0 million      $20.0 million
Effective date.................   11/29/2002          5/30/2003          5/30/2003
Expiration date................   11/29/2004          5/31/2005          5/31/2005


     Swap #2 and Swap #3 qualify for hedge accounting and we consider them to be cash flow hedging instruments. However, as of May 2003 we no longer considered Swap #1 to be a cash flow hedge because the current rate environment was significantly different than the rate environment in existence at the effective date.

     Our ability to make payments on our debt, and to fund acquisitions, will depend upon our ability to generate cash in the future. Insufficient cash flow could place us at risk of default under our debt agreements or could prevent us from expanding our business as planned. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations, our strategy to increase operating efficiencies may not be realized and future borrowings may not be available to us under our senior credit facility in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. In order to meet our debt obligations, we may need to refinance all or a portion of our debt. We may not be able to refinance any of our debt on commercially reasonable terms or at all.

     OUR DEBT INSTRUMENTS MAY ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS.

     Our substantial amount of debt, as well as the guarantees of our subsidiaries and the security interests in our assets and those of our subsidiaries, could impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities. For example, our indenture and senior credit facility:

     o limit our funds available to repay the 9.875% senior subordinated notes;

     o limit our ability to borrow additional funds or to obtain other financing in the future for working capital, capital expenditures, acquisitions, investments and general corporate purposes;

     o limit our ability to dispose of our assets, create liens on our assets or to extend credit;

     o make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions;

     o limit our flexibility in planning for, or reacting to, changes in our business or industry;

     o place us at a competitive disadvantage to our competitors with less debt; and

     o restrict our ability to pay dividends, repurchase or redeem our capital stock or debt, or merge or consolidate with another entity.

     The terms of our indenture and senior credit facility allow us, under specified conditions, to incur further indebtedness, which would heighten the foregoing risks. If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer.

     OUR FAILURE TO SATISFY COVENANTS IN OUR DEBT INSTRUMENTS WILL CAUSE A DEFAULT UNDER THOSE INSTRUMENTS.

     In addition to imposing restrictions on our business and operations, our debt instruments include a number of covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants would result in a default under these instruments. An event of default would permit our lenders and other debtholders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. Moreover, these lenders and other debtholders would have the option to terminate any obligation to make further extensions of credit under these instruments. If we are unable to repay debt to our senior lenders, these lenders and other debtholders could proceed against our assets.

     THE SIGNIFICANT COMPETITION IN THE COMPANION ANIMAL HEALTH CARE SERVICES INDUSTRY COULD CAUSE US TO REDUCE PRICES OR LOSE MARKET SHARE.

     The companion animal health care services industry is highly competitive with few barriers to entry. To compete successfully, we may be required to reduce prices, increase our operating costs or take other measures that could have an adverse effect on our financial condition, results of operations, margins and cash flow. If we are unable to compete successfully, we may lose market share.

     There are many clinical laboratory companies that provide a broad range of laboratory testing services in the same markets we service. Our largest competitor for outsourced laboratory testing services is Idexx Laboratories, Inc., which currently competes or intends to compete in most of the same markets in which we operate. Also, Idexx and several other national companies provide on-site diagnostic equipment that allows veterinarians to perform their own laboratory tests.

     Our primary competitors for our animal hospitals in most markets are individual practitioners or small, regional, multi-clinic practices. Also, regional pet care companies and some national companies, including operators of super-stores, are developing multi-regional networks of animal hospitals in markets in which we operate. Historically, when a competing animal hospital opens in close proximity to one of our hospitals, we have reduced prices, expanded our facility, retained additional qualified personnel, increased our marketing efforts or taken other actions designed to retain and expand our client base. As a result, our revenue may decline and our costs increase.

     WE MAY EXPERIENCE DIFFICULTIES HIRING SKILLED VETERINARIANS DUE TO SHORTAGES THAT COULD DISRUPT OUR BUSINESS.

     As the pet population continues to grow, the need for skilled veterinarians continues to increase. If we are unable to retain an adequate number of skilled veterinarians, we may lose customers, our revenue may decline and we may need to sell or close animal hospitals. As of June 30, 2003, there were 28 veterinary schools in the country accredited by the American Veterinary Medical Association. These schools graduate approximately 2,100 veterinarians per year. There is a shortage of skilled veterinarians across the country, particularly in some regional markets in which we operate animal hospitals including Northern California. During these shortages in these regions, we may be unable to hire enough qualified veterinarians to adequately staff our animal hospitals, in which event we may lose market share and our revenues and profitability may decline.

     IF WE FAIL TO COMPLY WITH GOVERNMENTAL REGULATIONS APPLICABLE TO OUR BUSINESS, VARIOUS GOVERNMENTAL AGENCIES MAY IMPOSE FINES, INSTITUTE LITIGATION OR PRECLUDE US FROM OPERATING IN CERTAIN STATES.

     The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. As of June 30, 2003 we operated 64 animal hospitals in 11 states with these laws, including 21 in New York. We may experience difficulty in expanding our operations into other states with similar laws. Given varying and uncertain interpretations of the veterinary laws of each state, we may not be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any state in which we operate could have a material adverse effect on us, particularly if we were unable to restructure our operations to comply with the requirements of that state.

     All of the states in which we operate impose various registration requirements. To fulfill these requirements, we have registered each of our facilities with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our clinics are required to maintain valid state licenses to practice.

     ANY FAILURE IN OUR INFORMATION TECHNOLOGY SYSTEMS OR DISRUPTION IN OUR TRANSPORTATION NETWORK COULD SIGNIFICANTLY INCREASE TESTING TURN-AROUND TIME, REDUCE OUR PRODUCTION CAPACITY AND OTHERWISE DISRUPT OUR OPERATIONS.

     Our laboratory operations depend, in part, on the continued and uninterrupted performance of our information technology systems and transportation network. Our growth has necessitated continued expansion and upgrade of our information technology systems and transportation network. Sustained system failures or interruption in our transportation network or in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. We could lose customers and revenue as a result of a system or transportation network failure.

     Our computer systems are vulnerable to damage or interruption from a variety of sources, including telecommunications failures, electricity brownouts or blackouts, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electrical break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our information technology systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems.

     In addition, over time we have significantly customized the computer systems in our laboratory business. We rely on a limited number of employees to upgrade and maintain these systems. If we were to lose the services of some or all of these employees, it may be time-consuming for new employees to become familiar with our systems, and we may experience disruptions in service during these periods.

     Any substantial reduction in the number of available flights or delays in the departure of flights, whether as a result of severe weather conditions, as we recently experienced in the eastern United States, a terrorist attack or any other type of disruption, will disrupt our transportation network and our ability to provide test results in a timely manner. In addition, our Test Express service, which services customers outside of major metropolitan areas, is dependent on flight services in and out of Memphis and the transportation network of Federal Express. Any sustained interruption in either flight services in Memphis or the transportation network of Federal Express would result in increased turn-around time for the reporting of test results to customers serviced by our Test Express service.

     THE LOSS OF MR. ROBERT ANTIN, OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

     We are dependent upon the management and leadership of our Chairman, President and Chief Executive Officer, Robert Antin. We have an employment contract with Mr. Antin which may be terminated at the option of Mr. Antin. We do not maintain any key man life insurance coverage for Mr. Antin. The loss of Mr. Antin could materially adversely affect our business.

     CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     Our executive officers, directors and principal stockholders beneficially own, in the aggregate, 25.4% of our outstanding common stock. As a result, these stockholders are able to significantly affect our management, our policies and all matters requiring stockholder approval. The directors supported by these stockholders will be able to significantly affect decisions relating to our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. This concentration of ownership may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interests.

     POLITICAL AND MILITARY EVENTS AND THE UNCERTAINTY RESULTING FROM THEM MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     The United States military's continuing involvement in Iraq, the terrorist attacks which took place in the United States on September 11, 2001, the United States military campaign against terrorism, ongoing violence in the Middle East and the increasing concern with respect to developments in North Korea have created many economic and political uncertainties, some of which may affect the markets in which we operate, our operations and profitability and your investment. The potential near-term and long-term effect that political uncertainty, armed conflict and possible terrorist and other attacks may have for our customers, the markets for our services and the U.S. economy are uncertain. The consequences of our involvement in Iraq and any terrorist attacks or other armed conflicts are unpredictable and we may not be able to foresee events that could have an adverse effect on our markets, our business or your investment.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements under "Prospectus Summary," "Risk Factors" and elsewhere in this prospectus are forward-looking statements. We generally identify forward-looking statements in this prospectus using words like "believe," "intend," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict" or similar expressions. These statements involve known and unknown risks, uncertainties and other factors, including those described in the "Risk Factors" section, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

     Some of the information incorporated by reference into this prospectus is based on market data and industry forecasts and projections, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and we cannot assure you that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

                 -----------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT AND ANY INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT. IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION, YOU MUST NOT RELY ON IT. YOU SHOULD DISREGARD ANYTHING WE SAID IN AN EARLIER DOCUMENT THAT IS INCONSISTENT WITH WHAT IS INCLUDED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS CURRENT AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference certain documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus:

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 13, 2003;

     o Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 17, 2003, January 30, 2003, February 25, 2003, February 26, 2003, April 25, 2003, July 23, 2003 and August 21, 2003;
          and

     o The description of our common stock contained in our Form 8-A filed with the Securities and Exchange Commission on November 15, 2002, as amended by our Form 8-A/A filed with the Securities and Exchange Commission on November 16, 2002.

     Information contained in this prospectus supplements, modifies or supercedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference. We have filed a registration statement on Form S-3 with the Securities and Exchange Commission regarding this offering. The registration statement of which this prospectus is a part contains additional relevant information about us and our capital stock and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

                       WHERE YOU CAN FIND MORE INFORMATION

     You may read and copy the registration statement, the related exhibits and the other material we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You also can request copies of those documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Securities and Exchange Commission. The site's address is WWW.SEC.GOV.

     We also will provide to you a copy of these filings at no cost. You may request copies of these filings by writing or telephoning us as follows: 12401 West Olympic Boulevard, Los Angeles, California 90064-1022, Attention, Chief Financial Officer, or 310-571-6500. In addition, you may access these filings at our website. Our website's address is WWW.VCAANTECH.COM. The foregoing website references are inactive textual references only.

     You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement, that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the common stock under this prospectus will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS

     The shares of our common stock to which this prospectus relates are being registered for re-offers and resales by the selling stockholders named below. We have registered these shares to permit the selling stockholders to resell the shares when they deem appropriate. The selling stockholders may resell all, a portion or none of their shares at any time. We do not know when or in what amounts a selling stockholder may offer shares for sale under this prospectus. The selling stockholders received the shares of our common stock covered by this prospectus in connection with our recapitalization transaction on September 20, 2000.

     The following table sets forth each selling stockholder, together with the number of shares of our common stock owned by each stockholder before the offering, the number of shares of our common stock being offered by each selling stockholder under this prospectus and the number of shares of our common stock owned by each stockholder upon completion of this offering. Our common stock being offered under this prospectus is being offered for the account of the selling stockholders. The selling stockholders are our employees, and each of them has been our employee for the past three years. None of the selling stockholders serve as one of our executive officers.

                                                                                     PERCENTAGE
                                 NUMBER OF                          NUMBER OF        OF SHARES
                               SHARES OF OUR       NUMBER OF        SHARES OF          OF OUR
                                COMMON STOCK       SHARES OF        OUR COMMON         COMMON
                                OWNED PRIOR       OUR COMMON        STOCK OWNED      STOCK OWNED
                                   TO THE         STOCK BEING       AFTER THE         AFTER THE
   SELLING STOCKHOLDER            OFFERING          OFFERED        OFFERING (1)       OFFERING
----------------------------  ---------------   --------------    -------------     ------------
Kevin Bloss.................     50,333  (2)         8,335             41,998             *
Barrett Carrere.............     20,000  (3)         8,910             11,090             *
Jeff Edwards................     16,905  (4)        13,905              3,000             *
Steven Elliott..............     60,495  (5)        27,820             32,675             *
Brian Haas..................      7,495  (6)         4,995              2,500             *
James Klaassen..............     31,595  (7)         6,090             25,505             *
David Lewis.................      4,400  (8)         3,900                500             *
Mark Michael................     51,985  (9)        15,465             36,520             *
Scott Moroff................     44,972 (10)        43,905              1,067             *
David Proffer...............     21,495 (11)        19,995              1,500             *
Todd Tams...................     81,590 (12)        34,995             46,595             *
---------------------------   ---------------  --------------    -------------    ------------
    Total                       391,265            188,315            202,950             *
===========================   ===============  ==============    =============    ============

* No selling stockholder beneficially owns shares of our common stock representing 1% or more of our outstanding common stock.

------------
(1) Assumes the sale of all shares being offered by the selling stockholders. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer some or all of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares held by the selling stockholders, whether or not covered by this prospectus. See "Plan of Distribution."

(2) Includes 333 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.



                                       11


(3) Includes 10,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(4) Includes 3,000 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(5) Includes 10,500 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(6) Includes 2,500 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(7) Includes 1,600 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(8) Includes 500 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(9) Includes 9,202 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(10) Includes 1,067 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(11) Includes 1,500 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.

(12) Includes 1,600 shares of our common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or prior to September 29, 2003.



     We have filed a registration statement with the Securities and Exchange Commission, of which this prospectus forms a part, to permit the public resale of our common stock subject to this prospectus from time to time under Rule 415 under the Securities Act of 1933. Subject to the restrictions described in this prospectus, the selling stockholders may offer for resale from time to time the common stock offered under this prospectus. In addition, subject to the restrictions described in this prospectus, the selling stockholders identified above may sell, transfer or otherwise dispose of all or a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act of 1933. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The common stock covered by this prospectus may be offered and sold at various times by the selling stockholders. As used in this prospectus, "selling stockholders" includes the selling stockholders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders are under no obligation to sell all or any of the shares. The common stock may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market or otherwise. The sales may be made at fixed prices, at market prices prevailing at the time or at privately negotiated prices, by means of one or more of the following methods:

     o a block trade in which the broker-dealer so engaged will attempt to sell the common stock as an agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

     o purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

     o ordinary brokerage transactions in which the broker solicits purchasers;

     o in connection with the loan or pledge of the common stock registered hereunder to a broker-dealer, and the sale of the common stock so loaned or the sale of the shares so pledged upon a default;

     o in connection with the writing of non-traded and exchanged-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter option;

     o    in privately negotiated transactions; or

     o    in a combination of any of the above methods.

     In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers, or from both. This compensation may exceed customary commissions.

     The aggregate proceeds to the selling stockholders from the sale of our common stock offered by them under this prospectus will be the purchase price of the shares less discounts, concessions and commissions, if any. Any commissions, discounts, concessions or other fees, if any, are payable to brokers or dealers in connection with any sale of the common stock will be borne by the selling stockholders selling those shares.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and the selling stockholder complies with the exemption.

     The selling stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sale of any shares covered by this prospectus. In such event, any commission, discount or concession these "underwriters" receive may be deemed to be underwriting compensation. In addition, because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. We will bear all costs, expenses and fees in connection with the registration of the shares (other than fees and expenses, if any, of legal counsel or other advisors to the selling stockholders). We will not receive any of the proceeds of the sale of our common stock by the selling stockholders.

                                  LEGAL MATTERS

     The validity of the common stock will be passed upon for us by our legal counsel, Akin Gump Strauss Hauer & Feld LLP, Los Angeles, California.

                                     EXPERTS

     Our consolidated financial statements and schedules as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent accountants, also incorporated by reference in this prospectus, and upon the authority of KPMG LLP as experts in accounting and auditing.

                                 188,315 SHARES



                                VCA ANTECH, INC.



                                  COMMON STOCK



                                  ------------

                                   PROSPECTUS
                                  ------------

                                 AUGUST 21, 2003

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes the expenses incurred by the registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates except the Securities and Exchange Commission registration fee. The selling stockholders will not bear any these expenses in connection with the issuance and distribution of the securities being registered.



Registration fee - Securities and Exchange Commission.....................    $     326
Accounting fees and expenses..............................................        7,500
Legal fees and expenses...................................................       10,000
Miscellaneous.............................................................        5,000
                                                                              -----------
                                                                                 22,826
Total.....................................................................    ===========




ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, empowers a corporation to indemnify any person who by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or against another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for the following:

o for liability for any breach of duty of loyalty to us or to our stockholders;

o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

o for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

o for any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws provide us with the authority to indemnify our directors, officers and agents to the full extent allowed by Delaware law.

     We have entered into indemnification agreements, the form of which is incorporated by reference to Exhibit 10.13 to our registration statement on Form S-1 filed August 9, 2001, with each of our directors and officers. These agreements will require us to indemnify each director and officer for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A.   EXHIBITS

NUMBER EXHIBIT DESCRIPTION

4.1 Stockholders Agreement, dated as of September 20, 2000, by and among Registrant, Green Equity Investors III, L.P., Co-Investment Funds and Stockholders. Incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.2 Amendment No. 1 to Stockholders Agreement, dated as of November 27, 2001, by and among Registrant, Green Equity Investors III, L.P., GS Mezzanine Partners II, L.P. and Robert Antin. Incorporated by reference to Exhibit
     4.2 to Amendment No. 2 to the Registrant's registration statement on Form S-1 filed October 31, 2001.

4.3 Amendment No. 2 to Stockholders Agreement, dated as of November 27, 2001, by and among Registrant, Green Equity Investors III, L.P., GS Mezzanine Partners II, L.P., Robert L. Antin, Arthur J. Antin and Tomas W. Fuller. Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant's registration statement on Form S-3 filed January 17, 2003.

4.4 Indenture, dated as of November 27, 2001, by and between Vicar Operating, Inc., the Guarantors (as defined therein), and Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit
     4.1 to the Registrant's registration statement on Form S-4 filed February 1, 2002.

4.5 Credit and Guaranty Agreement, dated as of September 20, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.5 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.6 First Amendment to Credit and Guaranty Agreement, dated as of October 23, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.10 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.7 Second Amendment to Credit and Guaranty Agreement, dated as of November 16, 2001, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.11 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.8 Third Amendment to Credit and Guaranty Agreement, dated as of March 20, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.12 to the Registrant's registration statement on Form S-3 filed January 10, 2003.

4.9 Fourth Amendment to Credit and Guaranty Agreement, dated as of August 29, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 99.2 to the Registrant's current report on Form 8-K filed September 3, 2002.

4.10 Fifth Amendment to Credit and Guaranty Agreement, dated as of October 24, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed October 25, 2002.

4.11 Sixth Amendment to Credit and Guaranty Agreement, dated as of December 20, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.15 to the Registrant's registration statement on Form S-3 filed January 10, 2003.

4.12 Seventh Amendment to Credit and Guaranty Agreement, dated as of January 29, 2003, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.17 to the Registrant's registration statement on Form S-3 filed January 17, 2003.

4.13 Eight Amendment to Credit and Guaranty Agreement, dated as of August 19, 2003, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.1 to the Registrant's current report on Form 8-K filed August 21, 2003.

4.14 Specimen Certificate for shares of common stock of Registrant. Incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Registrant's registration statement on Form S-1 filed November 16, 2001.

5.1 Opinion of Akin Gump Strauss Hauer & Feld LLP, regarding the validity of securities.

23.1 Consent of KPMG LLP.

23.2 Consent of Akin Gump Strauss Hauer & Feld LLP (set forth in Exhibit 5.1).

24.1 Power of Attorney (included in signature page).

ITEM 17. UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sale are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 20, 2003.

                                    VCA ANTECH, INC.



                                    /s/ Robert L. Antin
                                    ------------------------------------------
                                    By: Robert L. Antin
                                    Its:Chairman of the Board, President and
                                    Chief Executive Officer


                                POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Robert
L. Antin and Tomas W. Fuller, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and a new registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                TITLE                           DATE

/s/ Robert L. Antin
----------------------------         Chairman of the Board, President and       August 20, 2003
Robert L. Antin                      Chief Executive Officer


/s/ Arthur J. Antin
----------------------------         Director, Chief Operating Officer,
Arthur J. Antin                      Senior Vice President and Secretary        August 20, 2003


/s/ Tomas W. Fuller                  Chief Financial Officer, Principal
----------------------------         Accounting Officer, Vice President and
Tomas W. Fuller                      Assistant Secretary                        August 20, 2003


/s/ John M. Baumer
----------------------------
John. M. Baumer                      Director                                   August 20, 2003


/s/ John G. Danhakl
----------------------------
John G. Danhakl                      Director                                   August 20, 2003


/s/ John Heil
----------------------------
John Heil                            Director                                   August 20, 2003


/s/ Peter J. Nolan
----------------------------
Peter J. Nolan                       Director                                   August 20, 2003


/s/ Frank Reddick
----------------------------
Frank Reddick                        Director                                   August 20, 2003


                                LIST OF EXHIBITS

NUMBER EXHIBIT DESCRIPTION

4.1 Stockholders Agreement, dated as of September 20, 2000, by and among Registrant, Green Equity Investors III, L.P., Co-Investment Funds and Stockholders. Incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.2 Amendment No. 1 to Stockholders Agreement, dated as of November 27, 2001, by and among Registrant, Green Equity Investors III, L.P., GS Mezzanine Partners II, L.P. and Robert Antin. Incorporated by reference to Exhibit
     4.2 to Amendment No. 2 to the Registrant's registration statement on Form S-1 filed October 31, 2001.

4.3 Amendment No. 2 to Stockholders Agreement, dated as of November 27, 2001, by and among Registrant, Green Equity Investors III, L.P., GS Mezzanine Partners II, L.P., Robert L. Antin, Arthur J. Antin and Tomas W. Fuller. Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant's registration statement on Form S-3 filed January 17, 2003.

4.4 Indenture, dated as of November 27, 2001, by and between Vicar Operating, Inc., the Guarantors (as defined therein), and Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit
     4.1 to the Registrant's registration statement on Form S-4 filed February 1, 2002.

4.5 Credit and Guaranty Agreement, dated as of September 20, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.5 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.6 First Amendment to Credit and Guaranty Agreement, dated as of October 23, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.10 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.7 Second Amendment to Credit and Guaranty Agreement, dated as of November 16, 2001, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.11 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.8 Third Amendment to Credit and Guaranty Agreement, dated as of March 20, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.12 to the Registrant's registration statement on Form S-3 filed January 10, 2003.

4.9 Fourth Amendment to Credit and Guaranty Agreement, dated as of August 29, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 99.2 to the Registrant's current report on Form 8-K filed September 3, 2002.

4.10 Fifth Amendment to Credit and Guaranty Agreement, dated as of October 24, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed October 25, 2002.

4.11 Sixth Amendment to Credit and Guaranty Agreement, dated as of December 20, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit

     Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.15 to the Registrant's registration statement on Form S-3 filed January 10, 2003.

4.12 Seventh Amendment to Credit and Guaranty Agreement, dated as of January 29, 2003, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.17 to the Registrant's registration statement on Form S-3 filed January 17, 2003.

4.13 Eight Amendment to Credit and Guaranty Agreement, dated as of August 19, 2003, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.1 to the Registrant's current report on Form 8-K filed August 21, 2003.

4.14 Specimen Certificate for shares of common stock of Registrant. Incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Registrant's registration statement on Form S-1 filed November 16, 2001.

5.1 Opinion of Akin Gump Strauss Hauer & Feld LLP, regarding the validity of securities.

23.1 Consent of KPMG LLP.

23.2 Consent of Akin Gump Strauss Hauer & Feld LLP (set forth in Exhibit 5.1).

24.1 Power of Attorney (included in signature page).